UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

December 30, 2011

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3 (NO. 333-169119) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3 (File No. 333-169119):

•                  $4,205,000 Barrier Notes Linked to the Performance of Brent Crude (futures contract) due June 27, 2013

•                  $2,501,000 Buffered Return Enhanced Notes Linked to the Performance of Gold due January 9, 2013

•                  $1,934,000 Buffered Super Track Notes due July 1, 2013 (Linked to the Performance of the S&P 500® Index)

•                  $2,750,000 Super Track Notes due June 30, 2015 (Linked to the Performance of the S&P 500® Index)

•                  $2,150,000 Super Track Notes due January 7, 2015 (Linked to the Performance of the iShares MSCI EAFE Index Fund)

•                  $1,234,000 Buffered iSuper TrackSM Notes due December 30, 2013 (Linked to the Performance of the iShares Dow-Jones U.S. Real Estate Index Fund)

•                  $3,250,000 Step-Up Fixed Rate Callable Notes due December 30, 2019

•                  $4,000,000 Capped and Floored Floating Rate Notes due December 30, 2014

•                  $1,836,000 Floored Fixed-To-Floating Rate Notes due December 30, 2014

•                  $585,000 4.75% Fixed Rate Notes due December 30, 2023

•                  $572,000 4.50% Fixed Rate Notes due December 30, 2021

•                  $2,124,000 3.50% Fixed Rate Notes due December 30, 2016

•                  $1,896,000 4.25% Fixed Rate Notes due December 30, 2019

•                  $2,280,000 3.25% Fixed Rate Notes due December 30, 2015

•                  $2,322,000 5.00% Callable Fixed Rate Notes due December 30, 2027

•                  $1,000,000 Annual Reset Coupon Buffered Notes due December 31, 2014 Linked to the S&P 500® Index

•                  $1,300,000 Annual Reset Coupon Buffered Notes due December 30, 2016 Linked to the S&P 500®  Index

•                  $200,000 12% Exchangeable Notes due June 29, 2012 (Linked to the Common Stock of eBay Inc.)

•                  $100,000 14.50% Exchangeable Notes due June 29, 2012 (Linked to the Common Stock of Noble Corporation)

•                  $400,000 14.50% Exchangeable Notes due December 28, 2012 (Linked to the Common Stock of MetLife Inc.)

•                  $500,000 15.00% Exchangeable Notes due June 29, 2012 (Linked to the Common Stock of Cummins Inc.)

•                  $600,000 11.50% Exchangeable Notes due March 30, 2012 (Linked to the Common Stock of MetLife, Inc.)

•                  $100,000 14.50% Exchangeable Notes due March 30, 2012 (Linked to the Common Stock of Lululemon Athletica Inc.)

•                  $500,000 20.00% Exchangeable Notes due March 30, 2012 (Linked to the Common Stock of Bank of America Corporation)

•                  $100,000 14.00% Exchangeable Notes due June 29, 2012 (Linked to the Common Stock of Silver Wheaton Corp.)

•                  $100,000 15.00% Exchangeable Notes due June 29, 2012 (Linked to the Common Stock of New Gold Inc.)

•                  $100,000 15.00% Exchangeable Notes due June 29, 2012 (Linked to the Common Stock of Halliburton Company)

•                  $100,000 11.00% Exchangeable Notes due June 29, 2012 (Linked to the Common Stock of Caterpillar Inc.)

•                  $500,000 19.00% Exchangeable Notes due December 28, 2012 (Linked to the Common Stock of Western Refining, Inc.)

•                  $300,000 12.50% Exchangeable Notes due December 28, 2012 (Linked to the Common Stock of Citigroup Inc.)

•                  $100,000 13.00% Exchangeable Notes due December 28, 2012 (Linked to the Common Stock of Baidu, Inc.)

•                  $2,900,000 Buffered SuperTrackSM Digital Notes due December 31, 2013 Linked to the Performance of the S&P 500® Index

•                  $1,500,000 Buffered Digital Plus Notes due June 30, 2015 Linked to the Performance of the Dow Jones Industrial Average SM

•                  $1,051,000 Notes linked to the Barclays Capital Voyager II DJ-UBSCISM Total Return Index due January 3, 2017

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: December 30, 2011	By:	/s/ Sean Gordon
Name: Sean Gordon
Title: Managing Director